Olino, Inc.
Profit & Loss
January through September 2024

	Jan - Sep 24
Ordinary Income/Expense	
Income	
410 · Gross Receipts	2,534,349.54
414 · Tips Received	(390,779.00)
415 · Sales Tax Received	(174,413.10)
Total Income	1,969,157.44
Cost of Goods Sold	
502 · Food Purchases	394,250.45
503 · Bar Purchases	151,212.68
Total COGS	545,463.13
Gross Profit	1,423,694.31
Expense	
701 · Advertising and Promotion	1,658.00
702 · Automobile Expense	2,763.35
702.1 · Transportation	4,878.21
707 · Bank Service Charges	3,089.18
707.1 · Merchant Account Fees	73,240.99
712 · Health Insurance	17,775.00
712.2 · Reimbursement	2,700.00
713 · Meals and Entertainment	2,714.73
715 · Delivery fees	1,896.00
718 · Insurance Expense	28,568.24
720 · Accounting	6,015.00
720.1 · Payroll Service Fee	2,669.00
721 · Legal Fees	2,719.00
725 · Office Expense	176.74
725.2 · Computer and Internet Expenses	2,055.34
725.3 · Office Equipment	2,314.02
728 · Postage and Delivery	167.65
729 · Uniforms	774.94
731 · Rent Expense	103,899.40
731.1 · Equipment Rental	17,052.22
735 · Repairs and Maintenance	57,688.74
740 · Restaurant Supplies	1,885.28
740.1 · Restaurant Equipment	24,496.95
740.2 · Linen Expense	9,603.80
750 · Permits and Licenses	1,583.00
750.1 · Property Taxes	284.50
753 · Payroll Taxes	101,419.93
760 · Telephone Expense	2,284.17
761 · Utilities	41,261.73
770 · Payroll Expenses	585,883.74
770.1 · Officers' Salaries	264,498.78
Total Expense	1,368,017.63
Net Ordinary Income	55,676.68
Other Income/Expense	
Other Income	
801 · Interest Income	2.47
Total Other Income	2.47

Olino, Inc.
Profit & Loss
January through September 2024

	Jan - Sep 24
Other Expense	
906 · Charitable Contributions	699.45
Total Other Expense	699.45
Net Other Income	(696.98)
Net Income	**54,979.70**

Olino, Inc.
Balance Sheet
As of September 30, 2024

	Sep 30, 24
ASSETS	
Current Assets	
Checking/Savings	
112 · Business Checking-1073	43,765.77
113 · Bus Interest Maximizer	879.12
113.1 · Petty Cash Le Garage	10.77
Total Checking/Savings	44,655.66
Other Current Assets	
114 · Food Inventory	3,014.00
Total Other Current Assets	3,014.00
Total Current Assets	47,669.66
Fixed Assets	
132 · Furniture & Eqt - Le Garage	200,180.04
132.1 · Accumulated Depreciation_F&E	(197,485.00)
133 · Leasehold Improvements - LG	238,903.88
133.1 · Accumulated Depreciation-LHIM	(210,399.00)
134 · Automobile	92,086.60
Total Fixed Assets	123,286.52
Other Assets	
151 · Goodwill	37,000.00
151.1 · Accumulated Amortization-GW	(37,000.00)
152 · Covenant not to Compete	10,000.00
152.1 · Accumulated Amortization-CNTC	(10,000.00)
155 · Website	3,948.00
155.1 · Accumulated Amortization - Web	(3,948.00)
158 · Liquor License - Le Garage	1,000.00
159 · Security Deposits Asset	14,136.28
Total Other Assets	15,136.28
TOTAL ASSETS	**186,092.46**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 · Accounts Payable	31,431.24
Total Accounts Payable	31,431.24
Credit Cards	
211 · Credit Card Payable	570.94
Total Credit Cards	570.94
Other Current Liabilities	150,006.01
Total Current Liabilities	182,008.19
Long Term Liabilities	
232.3 · Loan Payable - Auto	58,224.40
Total Long Term Liabilities	58,224.40
Total Liabilities	240,232.59
Equity	
311 · Capital Stock	40,000.00
312 · Retained Earnings	(57,377.79)
315.2 · Bruno Denis	
Distributions	(83,420.84)
Total 315.2 · Bruno Denis	(83,420.84)

Olino, Inc.
Balance Sheet
As of September 30, 2024

	Sep 30, 24
Net Income	46,658.50
Total Equity	(54,140.13)
TOTAL LIABILITIES & EQUITY	**186,092.46**

Olino, Inc.
Statement of Cash Flows
January through September 2024

	Jan - Sep 24
OPERATING ACTIVITIES	
Net Income	46,658.50
Adjustments to reconcile Net Income	
to net cash provided by operations:	
200 · **Accounts Payable**	7,036.53
211 · **Credit Card Payable**	(12,767.26)
212 · **Sales Tax Payable**	1,531.29
217 · **Payroll Liabilities**	(311.92)
217.2 · **Employee Benefit Payable - Cal**	(1,079.91)
219 · **State Income Tax Payable**	(800.00)
222.1 · **Loan Payable -American Express**	(61,500.00)
222.3 · **Loan Payable - BoA LoC**	33,000.00
Net cash provided by Operating Activities	11,767.23
INVESTING ACTIVITIES	
133 · **Leasehold Improvements - LG**	(2,100.00)
Net cash provided by Investing Activities	(2,100.00)
FINANCING ACTIVITIES	
232.3 · **Loan Payable - Auto**	(13,100.49)
315.2 · **Bruno Denis:Distributions**	(28,040.95)
Net cash provided by Financing Activities	(41,141.44)
Net cash increase for period	(31,474.21)
Cash at beginning of period	76,129.87
Cash at end of period	**44,655.66**